                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      1     )*
                                          ---------
                            Prudential Realty Trust
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                      Income Shares of Beneficial Interest
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74435P-10-4
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz, 1375 East 9th Street, Cleveland, Ohio
                              44114, 216-736-7204
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 11, 1995
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of  19  Pages
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                                                SCHEDULE 13D

 CUSIP NO. 74435P-10-4                                                                 PAGE 2 OF 19 PAGES

- -----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | TURKEY VULTURE FUND XIII, LTD.                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ x ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC,  00                                                                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | OHIO                                                                                              |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,011,900                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  1,011,900                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,011,900                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 9.1%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | OO                                                                                                |
- -----------------------------------------------------------------------------------------------------------

CUSIP No. 74435P-10-4



         This Amendment No. 1 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting (1) the acquisition by it of 435,800 income shares of beneficial interest, $0.01 par value (the "Income Stock"), of Prudential Realty Trust, a Massachusetts business trust ("Prudential"), in four transactions on April 11 and 12, 1995, and (2) the filing of two lawsuits by Richard M. Osborne, the sole managing member of the Fund ("RMO"), against Prudential and its trustees.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         The Income Stock reported herein as having been acquired by the Fund was acquired for an aggregate purchase price of approximately $2.0 million, $200,000 of which was from working capital of the Fund and $1.8 million of which was in the form of margin debt from Smith Barney, Inc. ("Smith Barney"). Interest on the margin debt is charged in accordance with Smith Barney's policy. Interest charges, if not paid, are added to the debit balance for the next interest period. Smith Barney has a lien on the Income Stock reported herein as having been acquired by the Fund. Smith Barney may impose margin requirements more stringent than those required by law or exchange regulations. A copy of the agreement setting forth the terms of the margin debt is attached hereto as Exhibit 7.1.

Item 4.  Purpose of Transaction.
         -----------------------
         As previously reported by RMO in Amendment No. 6 to Schedule 13D Statement filed on February 23, 1995, RMO and OsAir, Inc., a company of which RMO is President and Chairman ("OsAir"), retained Kemper Securities, Inc. to act as their exclusive financial advisor in connection with negotiations with Prudential. Also, as previously reported, RMO met with representatives of Prudential on December 21, 1994, February 21, 1995 and March 16, 1995 to discuss the investment and the available alternatives.

         As previously reported by RMO in Amendment No. 7 to Schedule 13D Statement filed on April 7, 1995 ("Amendment No. 7"), RMO has proposed to the trustees of Prudential that Prudential be merged into a new entity formed by RMO with a single class of common stock. In addition, RMO has proposed that experienced professional management be retained to manage Prudential on an ongoing basis and, in connection with this proposal, RMO has guaranteed that management expenses will be reduced by at least 50%, i.e., $400,000. A copy of the letter setting forth RMO's proposals is attached as Exhibit 7.1 to Amendment No. 7, and a copy of the letter setting forth the response of Prudential is attached as Exhibit 7.2 to Amendment No. 7.

         To date, no agreement has been reached by RMO or OsAir with Prudential. Rather, the trustees and their representatives have indicated that they are not interested in RMO's proposals and that they are not inclined to bring his proposals to a vote of the shareholders. The trustees have specifically rejected RMO's oral proposal that the parties enter into a standstill agreement


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CUSIP No. 74435P-10-4



whereby the trustees would agree to refrain from disposing of any of Prudential's trust property while the trustees evaluated RMO's proposal.

         RMO proposed the standstill agreement because of the trustees' indication that they intend to liquidate Prudential at the earliest available date. According to the terms of Prudential's Declaration of Trust, it was intended that the trustees would "hold [Prudential's] investments in interests in Real Property for a period of approximately 10-1/2 years after the effective date of the Registration Statement and, after that time, the Trustees would dispose of any remaining assets of [Prudential] in an orderly fashion within a period of approximately 18 months in order to achieve a complete liquidation of [Prudential] by the end of the quarter in which the twelfth anniversary after the effective date of the Registration Statement shall fall." RMO believes that the Registration Statement became effective on or about August 26, 1985.

         However, the Declaration of Trust does not provide for the automatic liquidation of Prudential. It goes on to expressly provide that

         [Prudential's] existence and the maximum holding period for its investments may be extended beyond such twelve year period only if (a)
         (i) at any time after December 31, 1994, a majority of the Trustees
         . . . affirmatively determines that such extension would be in the best interests of the [shareholders of Prudential], taking into consideration the then prevailing conditions in the relevant real estate markets, and recommends to the [shareholders of Prudential] a single specified extension of the aforesaid twelve year period (not to exceed two years) and (ii) the holders of a majority of each class of the Shares then outstanding and entitled to vote thereon approve such extension or (b) [Prudential] is a party to any judicial . . . proceeding . . . with respect to [Prudential], which in the Trustees' reasonable judgment makes impracticable a final distribution in liquidation to the [shareholders of Prudential].

         On April 5, 1995, RMO commenced an action in the Probate Court Department of the Trial Court of the Commonwealth of Massachusetts captioned RICHARD M. OSBORNE V. PRUDENTIAL REALTY TRUST, AND JEFFREY L. DANKER, THOMAS F. MURRAY, JOSEPH M. SELZER, RICHARD J. BOYLE, FRANCIS L. BRYANT, AS TRUSTEES OF PRUDENTIAL REALTY TRUST (Suffolk No. 95-E-0016) (the "Removal Action"). The complaint alleges, among other matters, that the trustees are in direct conflict with Prudential's shareholders, and by charging excessively high fees and attempting to liquidate the Trust's assets, have engaged in and are continuing to engage in a pattern of conduct designed to waste Prudential's assets while at the same time enriching the Trustees. The complaint seeks immediate removal of the trustees.

         On April 14, 1995, RMO commenced a second action in the Superior Court Department of the Trial Court of the Commonwealth of Massachusetts captioned RICHARD M. OSBORNE, ET AL. V. PRUDENTIAL REALTY TRUST, AND JEFFREY L. DANKER, THOMAS F. MURRAY, JOSEPH M. SELZER, RICHARD J. BOYLE, FRANCIS L. BRYANT, AS TRUSTEES OF PRUDENTIAL REALTY TRUST (Civ. Act. No. 95-2095A).



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CUSIP No. 74435P-10-4



The complaint reiterates certain allegations set forth in the Removal Action and further alleges, among other matters, that the trustees intend to favor the interests of the holders of Income Stock over the holders of the capital shares of beneficial interest, $0.01 par value (the "Capital Stock"), of Prudential. According to the Form 10-K, dated March 29, 1995, filed by Prudential with the Securities and Exchange Commission,

         The holders of the Income [Stock] are entitled, in general, to all Distributable Cash of [Prudential] (as defined in the Declaration of Trust) and, at or prior to the termination of [Prudential], to redemption of such shares up to the stated value of $8.00 per share plus accrued and unpaid dividends. The holders of the Capital [Stock] are entitled to all other shareholder distributions which will, in general, include capital gains, if any, of [Prudential].

However, the complaint alleges that nowhere in Prudential's Declaration of Trust or its Prospectus, dated August 22, 1985, does it state that redemption of the Income Stock shall be made prior to the payment of capital gains to holders of Capital Stock. On the contrary, the offering documents specify that the payment of capital gains is distinct from distributions and dividends, and shall be paid immediately upon the disposition of any of Prudential's assets, if any such capital gain is realized.

         The complaint seeks unspecified damages for the alleged breach of fiduciary duty by the trustees, and that those damages be trebled or at least doubled. In addition, the complaint seeks a declaratory judgment with respect to the trustees' obligations to distribute capital gains to the holders of Capital Stock or Income Stock.

         RMO, along with the Fund, is considering whether to call a special meeting of the holders of the Income Stock and the Capital Stock or seek the consent of such holders, without a meeting, to remove and/or replace the trustees of Prudential and take such other steps as may be necessary to delay the liquidation of Prudential and/or otherwise implement the proposals made by RMO to Prudential.

         RMO would prefer to reach agreement with Prudential regarding his proposals, and, in particular, delay any plans for immediate liquidation. However, there is no assurance that RMO and Prudential will be able to reach any agreement.

         The Fund and RMO may continue to purchase additional Income Stock and/or Capital Stock. The Fund and RMO are aware that because Prudential is a real estate investment trust ("REIT") the Internal Revenue Code of 1986, as amended (the "Code"), and Prudential's declaration of trust may govern the acquisition of additional stock by the Fund and RMO. In particular, the Code provides that to qualify as a REIT an entity must (i) throughout each taxable year have at least 100 shareholders and (ii) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by



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CUSIP No. 74435P-10-4



five or fewer individuals.   The declaration of trust of Prudential provides
that any purported transfer of shares that would result in the disqualification of the Trust as a REIT is deemed null and void. In the event that the Fund and RMO determine to make additional purchases of Income Stock or Capital Stock, they will continue to review such provisions of the Code and declaration of trust.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
                 (a) According to the most recently available filing with the Securities and Exchange Commission by Prudential, there are 11,135,000 shares of Income Stock outstanding. The Fund beneficially owns 1,011,900 shares of Income Stock, or approximately 9.1% of the outstanding Income Stock. As reported on his Amendment No. 8 to Schedule 13D Statement being filed concurrently herewith, RMO beneficially owns 2,048,800 shares of Capital Stock, representing approximately 18.4% of the outstanding Capital Stock. RMO is the sole managing member of the Fund. Under Section 13d(3) of the Securities Exchange Act of 1934, as amended, RMO and the Fund may be deemed members of a group.

                 (b) The Fund, and RMO as sole managing member thereof, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 1,011,900 shares of Income Stock owned by the Fund.

                 (c) During the past sixty days and in addition to the transactions reported on the Schedule 13D filed by the Fund on January 17, 1995, the Fund has purchased the Income Stock in open market transactions as set forth below:

                                 Date                Number of Shares        Approximate Per Share Price
                     ------------------------        ----------------        ---------------------------
                     April 11, 1995                      120,000                      $4.38
                     April 11, 1995                       10,800                      $4.38
                     April 12, 1995                      205,000                      $4.38
                     April 12, 1995                      100,000                      $4.38

        Although the foregoing transactions took place on the open market, the Fund and RMO have reason to believe that the shares were sold by Lowe Brockenbrough Tierney & Tattersall Inc., Richmond, VA.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
             Exhibit 7.1          --       Client Agreement between Smith
                                           Barney Inc. and the Fund


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CUSIP No. 74435P-10-4



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Turkey Vulture Fund XIII, Ltd.

Dated: April 18, 1995                            /s/ Richard M. Osborne
                                                -----------------------------
                                                Richard M. Osborne
                                                Managing Member



                              Page 7 of  19  Pages